Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	March 16, 2026

OFS Credit Company, Inc.
$200,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023, Amendment No. 6 thereto, dated June 12, 2024 and Amendment No. 7 thereto, dated March 14, 2025, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to March 13, 2026, we sold a total of 18,650,257 shares of common stock at a weighted average price of $8.30 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $153.1 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million. Pursuant to Amendment No. 7 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $200.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date). OFS Capital Management, LLC, our investment adviser, may, from time to time and in its sole discretion, pay some or all of the commissions payable under the Equity Distribution Agreement or make additional supplemental payments to ensure that the sales price per share of our common stock in connection with the At-the-Market Offering made hereunder will not be less than our current net asset value per share. Any such payments made by the investment adviser will not be subject to reimbursement by us.

RECENT DEVELOPMENTS

February 2026 Financial Update
On March 16, 2026, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of February 28, 2026 is between $3.94 and $4.04. This estimate is not a comprehensive statement of our financial condition or results for the month ended February 28, 2026. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending April 30, 2026, which will be reported in our Semi-Annual Report on Form N-CSRS.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after February 28, 2026 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the escalated armed conflict and heightened regional tensions in the Middle East, activity in South America, the agenda of the U.S. Presidential administration, including the impact of tariff enactment and tax reductions, trade disputes with other countries, instability in the U.S. and international banking systems, the risk of recession or the impact of the prolonged shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future NAV, net investment income (“NII”), the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this February 2026 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
FIRST QUARTER 2026 HIGHLIGHTS AND FINANCIAL RESULTS
FIRST QUARTER HIGHLIGHTS
•NII of $5.5 million, or $0.19 per common share, for the fiscal quarter ended January 31, 2026. This compares to NII of $6.2 million, or $0.22 per common share, for the fiscal quarter ended October 31, 2025. NII decreased for the fiscal quarter ended January 31, 2026, primarily due to a decrease in the interest income yield1 on our investment portfolio. See additional information under “Results of Operations” below.
•Core net investment income (“Core NII”)2 of $9.1 million, or $0.32 per common share, for the fiscal quarter ended January 31, 2026. This compares to Core NII of $8.8 million, or $0.32 per common share, for the fiscal quarter ended October 31, 2025. Core NII increased for the fiscal quarter ended January 31, 2026, due to a modest increase in recurring CLO equity investment cashflows, while Core NII per common share was stable. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.
•NAV per common share of $4.36 at January 31, 2026, a decrease of $1.10 from NAV of $5.46 at October 31, 2025. The decrease in NAV was primarily due to a net loss on investments of $0.96 per common share and distributions of $0.345 per common share paid during the quarter which exceeded our quarterly NII of $0.19 per common share. See additional information under “Results of Operations” below.
•During the fiscal quarter ended January 31, 2026, the interest income yield1 of our investment portfolio was 13.16%, based on average amortized cost.
•During the fiscal quarter ended January 31, 2026, we issued 825,444 shares of common stock through our At-the-Market offering, for net proceeds of $4.1 million, after deducting commissions, fees and offering costs.
OTHER RECENT EVENTS
•On February 18, 2026, we caused notice to be issued to the holder of the Series D Term Preferred Stock regarding the exercise of our option to fully redeem the $3.0 million of issued and outstanding Series D Term Preferred Stock on February 27, 2026. On February 27, 2026, all outstanding shares of the Series D Term Preferred Stock were redeemed at 100% of their principal amount ($25 per share). In accordance with the provisions of the Certificate of Designation of the Series D Term Preferred Stock, dividends declared on the Series D Term Preferred Stock for the month of February 2026 were paid on the February 27, 2026 to the holder of record of the Series D Term Preferred Stock at the close of business on the record date, and were not paid as part of the redemption price.
•On February 19, 2026, we caused notices to be issued to the holders of the Series C Term Preferred Stock regarding the exercise of our option to partially redeem $5.0 million of the issued and outstanding Series C Term Preferred Stock on March 31, 2026. The Series C Term Preferred Stock will be redeemed at 100% of their principal amount ($25 per share). In accordance with the provisions of the Certificate of Designation of the Series C Term Preferred Stock, dividends declared on the Series C Preferred Shares for the month of March 2026 shall be paid on the dividend payment date to the holders of record of the Series C Term Preferred Stock at the close of business on the record date, and shall not be payable as part of the redemption price.
•As previously announced, on February 23, 2026, our board of directors (the “Board”) declared monthly cash distributions of $0.05 per common share for the months of March and April 2026, which implies an annualized cash distribution rate of 18.9% based on the closing market price of $3.17 per common share on the declaration date. See additional information under “Distributions” below.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data)	At
	January 31, 2026	October 31, 2025
Balance Sheet Highlights
Total investments, at fair value	$235.9	$256.5
Total outstanding preferred stock - principal	115.9	115.9
Total net assets	126.8	153.0
NAV per common share	4.36	5.46
Asset coverage ratio[3]	209.4%	232.0%

Operating Highlights	For the Fiscal Quarter Ended
(Per common share)	January 31, 2026	October 31, 2025
Net investment income	$0.19	$0.22
Net realized loss on investments	(0.02)	(0.03)
Net change in unrealized depreciation on investments	(0.94)	(0.52)
Net earnings (loss)	$(0.77)	$(0.33)

Reconciliation of Core NII — Non-GAAP[1]
Net investment income	$0.19	$0.22
CLO equity adjustments	0.13	0.10
Core NII	$0.32	$0.32
PORTFOLIO AND INVESTMENT ACTIVITIES
As of January 31, 2026, the total fair value of our investment portfolio was $235.9 million, which was equal to 71.2% of amortized cost. For the quarter ended January 31, 2026, our CLO equity cash flow yield4 was 17.40% based on amortized cost.

	At
Portfolio Overview ($ in millions)	January 31, 2026	October 31, 2025
Total investments, at fair value	$235.9	$256.5
Total number of issuers	85	85
Weighted-average effective yield[5]	12.39%	13.02%

	For the Fiscal Quarter Ended
Portfolio Purchases ($ in millions)	January 31, 2026	October 31, 2025
CLO equity investments	$12.0	$4.0
CLO debt investments	—	—
Loan accumulation facility investments	3.1	3.5
Other CLO equity-related investments (i.e., fee rebates)	—	—
Total investments	$15.1	$7.5
Weighted-average effective yield - period end	16.51%	15.48%

	At January 31, 2026
Portfolio Composition ($ in millions)	Amortized Cost	Fair Value
CLO equity investments	$318.5	$222.5
CLO debt investments	0.1	0.1
Loan accumulation facility investments	11.5	11.5
Other CLO equity-related investments (i.e., fee rebates)	1.3	1.8
Total investments	$331.4	$235.9
RESULTS OF OPERATIONS
Interest Income
During the fiscal quarter ended January 31, 2026, interest income decreased to $11.0 million from $12.0 million during the prior quarter. The decrease in interest income was primarily due to a decrease in the interest income yield1 on our investment portfolio.
Expenses
During the fiscal quarter ended January 31, 2026, total expenses decreased by $0.3 million to $5.5 million, primarily due to an aggregate decrease of $0.3 million in base management and incentive fees.
Net Realized and Unrealized Gain (Loss) on Investments
During the fiscal quarter ended January 31, 2026, net loss on investments of $27.2 million was primarily due to net unrealized depreciation on our CLO equity investments of $26.3 million, primarily attributable to ongoing spread compression in underlying loan collateral, resulting weaker cashflow arbitrage, and declines in loan prices.
DISTRIBUTIONS
March and April 2026 Common Stock Distributions
The following schedule applies to distributions for common stockholders of record on the close of business of each specific record date:

Month	Record Date	Payment Date	Cash Distribution Per Share
March 2026	March 16, 2026	March 31, 2026	$0.05
April 2026	April 15, 2026	April 30, 2026	$0.05

OFS Credit Company, Inc.
Statement of Assets and Liabilities

As of January 31, 2026
Assets:
Investments, at fair value (amortized cost of $331,435,941)	$235,917,860
Cash and cash equivalents	7,082,187
Receivable for common stock sold	660,572
Interest receivable	703,982
Other assets	354,520
Total assets	244,719,121

Liabilities:
Preferred stock (net of deferred issuance costs of $1,782,539)	114,117,461
Payable to adviser and affiliates	3,230,068
Other liabilities	611,000
Total liabilities	117,958,529

Net assets	$126,760,592

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 29,088,071 shares issued and outstanding	$29,088
Paid-in capital in excess of par	223,994,410
Total accumulated losses	(97,262,906)
Total net assets	$126,760,592

Net asset value per common share	$4.36

OFS Credit Company, Inc.
Statement of Operations

Three Months Ended
January 31, 2026
Investment income:
Interest income	$10,979,551

Operating expenses:
Interest expense	2,166,643
Incentive fees	1,369,623
Base management fees	1,072,324
Administration fees	387,106
Professional fees	273,838
Other expenses	231,524
Total operating expenses	5,501,058

Net investment income	5,478,493

Net realized and unrealized gain (loss) on investments:
Net realized loss on investments	(611,927)
Net change in unrealized depreciation on investments	(26,560,624)
Net loss on investments	(27,172,551)

Net decrease in net assets resulting from operations	$(21,694,058)

Weighted-average common shares outstanding	28,221,045
Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results, and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an estimated effective yield, at current amortized cost, to the expected redemption of the security utilizing assumed cash flows, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an estimated effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the income recognized via the estimated effective yield calculation. Accordingly, investment income recognized on CLO equity and equity-related securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”). Therefore, management believes that Core NII may provide a useful indicator of distributable operating income, as this reflects a measure of potential cash availability, net of operating expenses, that could be utilized to cover distributions to common stockholders. We note that this non-GAAP measure has no bearing on the tax character of the common stock distributions made during the period, and future distributions are not guaranteed. A portion of current and future common stock distributions may consist of a return of capital for tax purposes. The actual tax character of our earnings cannot be finally determined until our tax return is prepared after the close of our taxable year.

The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended January 31, 2026 and October 31, 2025:

	For the Fiscal Quarter Ended January 31, 2026		For the Fiscal Quarter Ended October 31, 2025
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$5,478,493	$0.19	$6,209,544	$0.22
CLO equity adjustments	3,631,157	0.13	2,593,985	0.10
Core NII	$9,109,650	$0.32	$8,803,529	$0.32

1 Interest income yield is calculated as total investment income earned on the investment portfolio (excluding idle cash interest income) divided by the average total investments at cost (annualized).
2 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. See additional information under “Supplemental Information Regarding Core Net Investment Income” above.
3 Under the Investment Company Act of 1940, as amended, we are permitted to issue senior securities, including preferred stock, provided that we maintain an asset coverage of at least 200% for senior securities representing indebtedness plus preferred stock, and 300% in the case of senior securities representing indebtedness. Asset coverage of senior securities representing preferred stock is calculated as the ratio of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, divided by the aggregate amount of our outstanding preferred stock and debt. Asset coverage of senior securities representing indebtedness is calculated as the ratio of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, divided by the aggregate amount of our outstanding debt.
4 Calculated as CLO equity and equity-related cash distributions received during the quarter, excluding distributions on CLO equity investments that have been optionally redeemed, divided by average CLO equity and equity-related investments at amortized cost.
5 Based on amortized cost at period end; excludes discount accretion on CLO debt investments.

SCHEDULE OF INVESTMENTS AS OF JANUARY 31, 2026

On March 5, 2026, the Company filed its monthly report on Form N-PORT for the month ended January 31, 2026, which included the Schedule of Investments as of January 31, 2026. The Schedule of Investments is attached hereto.

Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus.

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
CLO Debt Securities

Niagara Park CLO, Ltd.
Mezzanine Debt - Class G(12)	0.00%	N/A	11/19/2024	1/17/2038	$51,375	$50,541	$49,720	—%

Total CLO Debt Securities					$51,375	$50,541	$49,720	—%

CLO Equity Securities(6)

Allegro CLO XIV, Ltd.
Subordinated Notes	13.48%	N/A	8/23/2021	10/15/2038	$8,781,500	$5,408,504	$3,892,186	3.1%

Allegro CLO XV, Ltd.
Subordinated Notes	18.74%	N/A	6/10/2022	4/20/2038	5,350,462	3,309,808	2,848,008	2.2%

Allegro CLO XVI, Ltd.
Subordinated Notes	11.31%	N/A	4/11/2024	4/25/2037	6,490,084	4,525,746	3,611,160	2.8%

Allegro CLO XVII, Ltd.
Subordinated Notes	18.78%	N/A	6/18/2025	7/25/2038	9,670,177	7,344,839	7,130,284	5.6%

Anchorage Capital CLO 1-R, Ltd.
Subordinated Notes(8)(10)	0.00%	N/A	10/5/2018	4/13/2031	2,100,000	142,577	20,387	—%

Apex Credit CLO 13 Ltd.
Subordinated Notes	15.28%	N/A	1/23/2026	1/22/2039	10,958,237	9,033,909	9,033,909	7.1%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets

Apex Credit CLO 2020 Ltd.
Subordinated Notes	6.61%	N/A	11/16/2020	4/20/2035	$6,170,000	$4,986,397	$2,808,221	2.2%

Apex Credit CLO 2021 Ltd.
Subordinated Notes	0.81%	N/A	5/28/2021	7/18/2034	7,140,000	4,334,265	1,869,133	1.5%

Apex Credit CLO 2022-I Ltd.
Subordinated Notes	17.49%	N/A	4/28/2022	10/22/2038	14,060,974	8,169,641	5,940,760	4.7%

Apex Credit CLO 2024-I Ltd.
Subordinated Notes	18.62%	N/A	3/7/2024	4/20/2036	3,600,000	2,450,150	1,780,181	1.4%

Ares LV CLO Ltd.
Subordinated Notes	22.07%	N/A	11/19/2025	10/15/2037	3,800,000	2,294,941	2,116,382	1.7%

Ares LXXIV CLO Ltd.
Subordinated Notes	16.23%	N/A	9/12/2024	10/15/2037	10,000,000	8,007,937	6,727,754	5.3%

Atlas Senior Loan Fund X, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	10/5/2018	1/15/2031	5,000,000	1,990,754	—	—%

Atlas Senior Loan Fund XVII, Ltd.
Subordinated Notes	7.85%	N/A	9/20/2021	10/20/2034	6,000,000	3,742,122	2,061,873	1.6%

Ballyrock CLO 19 Ltd.
Subordinated Notes	25.72%	N/A	6/30/2025	4/20/2035	4,300,000	1,787,512	1,689,965	1.3%

Barings CLO Ltd. 2018-II
Subordinated Notes	18.33%	N/A	2/19/2025	7/15/2036	4,750,000	2,251,386	1,697,938	1.3%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Battalion CLO IX Ltd.
Subordinated Notes - Income(7)(8)	0.00%	N/A	10/10/2018	7/15/2031	$1,079,022	$408,304	$—	—%
Subordinated Notes(7)(8)	0.00%	N/A	10/10/2018	7/15/2031	1,770,978	670,114	—	—%
					2,850,000	1,078,418	—	—%

Battalion CLO XI Ltd.
Subordinated Notes(7)	0.00%	N/A	3/20/2019	4/24/2034	5,000,000	2,691,059	751,711	0.6%

Battalion CLO XV Ltd.
Subordinated Notes	2.10%	N/A	5/4/2023	1/17/2033	3,500,000	1,266,057	484,816	0.4%
Subordinated Notes	2.10%	N/A	5/4/2023	1/17/2033	3,500,000	1,266,057	484,816	0.4%
					7,000,000	2,532,114	969,632	0.8%
Battalion CLO XIX Ltd.
Subordinated Notes(7)	0.00%	N/A	3/16/2021	4/15/2034	5,000,000	2,109,380	708,793	0.6%

BlueMountain CLO XXVI Ltd.
Subordinated Notes	15.31%	N/A	8/9/2024	10/20/2034	4,000,000	2,071,735	1,579,043	1.2%

Bridge Street CLO III Ltd.
Subordinated Notes	35.95%	N/A	12/28/2022	10/20/2037	6,900,000	3,350,069	4,166,655	3.3%

Brightwood Capital MM CLO 2023-1, Ltd.
Subordinated Notes	24.50%	N/A	9/28/2023	10/15/2035	4,847,312	3,846,567	3,996,662	3.2%

Canyon CLO 2019-1, Ltd.
Subordinated Notes	17.18%	N/A	8/22/2024	7/15/2037	1,000,000	504,263	413,833	0.3%

Carlyle US CLO 2021-10, Ltd.
Subordinated Notes	20.13%	N/A	5/9/2025	1/20/2038	7,900,342	3,603,533	3,172,032	2.5%

Dryden 38 Senior Loan Fund
Subordinated Notes(8)(10)	0.00%	N/A	10/5/2018	7/15/2030	2,600,000	678,062	33,136	—%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets

Dryden 83 CLO, Ltd.
Subordinated Notes	13.05%	N/A	9/17/2024	4/18/2037	$21,000,000	$9,938,934	$7,295,421	5.8%

Dryden 87 CLO, Ltd.
Subordinated Notes	11.00%	N/A	6/2/2021	8/20/2038	7,078,500	4,559,215	2,704,836	2.1%

Dryden 95 CLO, Ltd.
Subordinated Notes	2.70%	N/A	7/29/2021	8/20/2034	6,000,000	4,043,868	2,284,331	1.8%

Dryden 98 CLO, Ltd.
Subordinated Notes	3.25%	N/A	3/17/2022	4/20/2035	5,500,000	3,745,167	2,026,543	1.6%

Dryden 112 CLO, Ltd.
Subordinated Notes	20.45%	N/A	9/4/2024	11/15/2036	11,200,000	6,103,933	5,462,531	4.3%

Dryden 123 CLO, Ltd.
Subordinated Notes	15.24%	N/A	4/4/2025	4/15/2038	5,000,000	4,284,223	3,855,029	3.0%

Eaton Vance CLO 2019-1, Ltd.
Subordinated Notes	12.27%	N/A	10/1/2024	7/15/2037	26,600,000	12,913,526	8,865,261	7.0%

Elevation CLO 2017-8, Ltd.
Subordinated Notes(8)(10)	0.00%	N/A	10/5/2018	10/25/2030	2,000,000	614,661	—	—%

Elevation CLO 2021-12, Ltd.
Subordinated Notes	5.89%	N/A	5/26/2021	4/20/2037	4,810,737	2,630,656	1,398,752	1.1%

Elevation CLO 2021-13, Ltd.
Subordinated Notes	0.24%	N/A	6/9/2021	7/15/2034	6,026,765	3,431,103	1,342,638	1.1%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Elevation CLO 2021-14, Ltd.
Subordinated Notes	11.56%	N/A	10/29/2021	1/20/2038	$11,971,482	$6,670,908	$4,273,824	3.4%

Elevation CLO 2021-15, Ltd.
Subordinated Notes(7)	0.00%	N/A	12/23/2021	1/25/2035	9,000,000	5,251,374	2,070,717	1.6%

Empower CLO 2023-3, Ltd.
Subordinated Notes	5.18%	N/A	12/21/2023	1/20/2037	10,675,000	7,043,001	5,534,024	4.4%

Empower CLO 2024-1, Ltd.
Subordinated Notes	6.79%	N/A	3/20/2024	4/25/2037	5,024,000	3,764,718	2,203,373	1.7%

Empower CLO 2024-2, Ltd.
Subordinated Notes	7.57%	N/A	6/26/2024	7/15/2037	1,350,000	1,104,529	714,132	0.6%

Empower CLO 2025-1, Ltd.
Subordinated Notes	14.71%	N/A	5/15/2025	7/20/2038	10,450,000	7,380,264	6,436,085	5.1%

Generate CLO 14 Ltd.
Subordinated Notes	8.36%	N/A	9/27/2024	4/22/2037	21,000,000	16,009,942	10,088,943	8.0%

Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes(10)	0.00%	N/A	3/20/2019	7/20/2031	3,000,000	1,211,984	45,933	—%

HarbourView CLO VII, Ltd.
Subordinated Notes(8)(10)	0.00%	N/A	10/5/2018	7/18/2031	3,100,000	1,886,533	—	—%

ICG US CLO 2021-3, Ltd.
Subordinated Notes	22.54%	N/A	8/8/2024	10/20/2034	6,800,000	3,076,572	2,509,967	2.0%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Invesco CLO 2021-2, Ltd.
Subordinated Notes	6.16%	N/A	5/24/2024	7/15/2034	$6,000,000	$2,738,404	$1,501,063	1.2%

Invesco U.S. CLO 2023-1, Ltd.
Subordinated Notes	13.06%	N/A	5/31/2024	4/22/2037	9,000,000	6,274,990	4,911,594	3.9%

Jamestown CLO XVI Ltd.
Subordinated Notes	2.10%	N/A	7/29/2021	7/25/2034	3,500,000	2,145,110	1,132,909	0.9%

KKR CLO 35 Ltd.
Subordinated Notes	19.73%	N/A	6/5/2025	1/20/2038	7,000,000	4,546,012	3,920,063	3.1%

LCM 31 Ltd.
Subordinated Notes(7)	0.00%	N/A	12/18/2020	7/20/2034	1,350,000	708,627	183,203	0.1%

LCM 42 Ltd.
Subordinated Notes	17.60%	N/A	12/19/2024	1/15/2038	3,500,000	2,906,410	2,460,615	1.9%

Madison Park Funding XXIX, Ltd.
Subordinated Notes	15.10%	N/A	12/22/2020	3/25/2038	1,154,848	537,268	345,467	0.3%

Marble Point CLO XX Ltd.
Subordinated Notes(7)	0.00%	N/A	4/9/2021	4/23/2051	5,125,000	3,092,245	1,432,387	1.1%

Marble Point CLO XXI Ltd.
Subordinated Notes(7)	0.00%	N/A	8/24/2021	10/17/2051	5,250,000	3,289,946	1,282,002	1.0%

Marble Point CLO XXIII Ltd.
Subordinated Notes	4.29%	N/A	12/3/2021	1/22/2052	1,750,000	1,176,116	573,992	0.5%

MidOcean Credit CLO VII
Subordinated Notes - Income(7)(8)	0.00%	N/A	3/20/2019	7/15/2029	3,275,000	1,047,083	—	—%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
MidOcean Credit CLO VIII
Subordinated Notes - Income(8)(10)	0.00%	N/A	1/14/2019	2/20/2031	$3,225,000	$1,045,529	$79,786	0.1%

MidOcean Credit CLO IX
Subordinated Notes - Income(8)(10)	0.00%	N/A	11/21/2018	7/20/2031	3,000,000	1,364,703	—	—%

New Mountain CLO 2 Ltd.
Subordinated Notes	17.26%	N/A	4/1/2025	4/15/2034	11,250,000	6,904,421	5,958,453	4.7%

Niagara Park CLO, Ltd.
Subordinated Notes	15.81%	N/A	11/8/2019	1/17/2038	4,500,000	3,111,421	2,320,803	1.8%

Northwoods Capital XI-B, Limited
Subordinated Notes	20.75%	N/A	3/31/2025	7/19/2037	34,632,954	7,469,556	7,753,820	6.1%

OCP CLO 2017-14, Ltd.
Subordinated Notes	9.81%	N/A	9/24/2024	7/20/2037	10,000,000	4,243,245	2,604,954	2.1%

Park Blue CLO 2022-I, Ltd.
Subordinated Notes	17.10%	N/A	3/18/2025	10/20/2037	10,000,000	6,231,551	4,889,258	3.9%

Park Blue CLO 2022-II, Ltd.
Subordinated Notes	11.62%	N/A	9/27/2024	7/20/2037	5,325,000	3,239,319	2,060,256	1.6%

Park Blue CLO 2023-3, Ltd.
Subordinated Notes	19.32%	N/A	7/9/2025	4/20/2038	14,500,000	8,191,775	7,141,543	5.6%

PPM CLO 2 Ltd.
Subordinated Notes	3.13%	N/A	10/15/2024	4/16/2037	2,000,000	701,650	207,207	0.2%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Regatta XIX Funding Ltd.
Subordinated Notes	22.78%	N/A	11/7/2025	10/20/2038	$1,000,000	$607,771	$575,709	0.5%

Rockford Tower CLO 2019-1, Ltd.
Subordinated Notes	2.52%	N/A	8/25/2023	4/20/2034	4,500,000	2,193,654	1,079,533	0.9%

Rockford Tower CLO 2025-1, Ltd.
Subordinated Notes	19.48%	N/A	3/7/2025	3/31/2038	8,000,000	5,961,857	5,778,877	4.6%

Signal Peak CLO 7, Ltd.
Subordinated Notes	16.43%	N/A	2/4/2025	10/20/2037	5,674,500	2,786,600	1,829,278	1.4%

Sound Point CLO IV-R, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	11/2/2018	4/18/2031	4,000,000	599,847	—	—%

Steele Creek CLO 2022-1, Ltd.
Subordinated Notes	5.29%	N/A	3/28/2022	4/15/2038	6,339,779	3,746,711	1,459,941	1.2%

Trimaran CAVU 2021-2 Ltd.
Subordinated Notes	15.35%	N/A	8/20/2024	10/25/2034	2,000,000	833,114	633,859	0.5%

Trinitas CLO VIII, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	4/28/2021	7/20/2117	2,800,000	1,248,940	70,000	0.1%

Vibrant CLO X, Ltd.
Subordinated Notes(8)(10)	0.00%	N/A	5/23/2019	10/20/2031	8,000,000	2,720,176	—	—%

Vibrant CLO XIII, Ltd.
Subordinated Notes	10.72%	N/A	6/3/2021	1/15/2038	5,000,000	3,734,717	2,179,557	1.7%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Vibrant CLO XV, Ltd.
Subordinated Notes	16.22%	N/A	8/21/2023	1/20/2035	$4,000,000	$2,383,342	$1,783,021	1.4%

Voya CLO 2017-4, Ltd.
Subordinated Notes(8)(10)	0.00%	N/A	10/5/2018	10/15/2030	1,000,000	279,656	—	—%

Voya CLO 2024-7, Ltd.
Subordinated Notes	16.44%	N/A	1/7/2025	1/20/2038	17,475,000	15,459,806	13,571,448	10.6%

Wellfleet CLO 2021-1, Ltd.
Subordinated Notes	19.15%	N/A	7/30/2025	4/20/2034	4,830,000	1,618,684	1,360,125	1.1%

Wildwood Park CLO, Ltd.
Subordinated Notes	14.73%	N/A	11/5/2024	10/20/2037	5,000,000	4,120,131	3,312,359	2.6%

Zais CLO 3, Limited
Subordinated Notes - Income(7)(8)	0.00%	N/A	10/10/2018	7/15/2031	1,038,255	491,947	—	—%
Subordinated Notes(7)(8)	0.00%	N/A	10/10/2018	7/15/2031	1,761,745	834,659	—	—%
					2,800,000	1,326,606	—	—%

Total CLO Equity Securities					$560,612,653	$318,497,792	$222,525,060	175.6%

Loan Accumulation Facilities(11)

Dryden 128 CLO, Ltd.
Loan Accumulation Facility	16.50%	N/A	6/2/2025	11/22/2026	$3,000,000	$3,000,000	$3,000,000	2.4%

Fortress Credit Opportunities XXVII CLO B LLC
Loan Accumulation Facility	14.50%	N/A	1/27/2025	6/30/2026	8,518,880	8,518,880	8,518,880	6.7%

Total Loan Accumulation Facilities					$11,518,880	$11,518,880	$11,518,880	9.1%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets

Other CLO equity-related investments
CLO other(9)	17.53%	N/A				$1,368,728	$1,824,200	1.4%

Total Investments					$572,182,908	$331,435,941	$235,917,860	186.1%

Cash Equivalents
First American Treasury Obligations Fund Class Z(13)	3.57%	N/A			$7,061,304	$7,061,304	$7,061,304	5.6%

Total Investments and Cash Equivalents					$579,244,212	$338,497,245	$242,979,164	191.7%
(1)    These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933, as amended.
(2)    The Company does not “control” and is not an “affiliate” of any of its portfolio investments, each as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). In general, under the 1940 Act, the Company would be presumed to “control” a portfolio investment if it owned 25% or more of its voting securities and would be an “affiliate” of a portfolio investment if the Company owned 5% or more of its voting securities.
(3)    The rate disclosed on collateralized loan obligation (“CLO”) equity and equity-related securities is the estimated effective yield, generally established at purchase, and re-evaluated upon the receipt of the initial distribution and each subsequent quarter thereafter. The estimated effective yield is based upon projected amounts and timing of future distributions and the projected amounts and timing of terminal principal payments at the time of estimation. The estimated effective yield and investment cost may ultimately not be realized. Projected cash flows, including the amounts and timing of terminal principal payments, which generally are projected to occur prior to the contractual maturity date, were utilized in deriving the effective yield of the investments. The rates disclosed on CLO debt securities reflect the contractual interest rate, and exclude yield related to accretion of discounts. The rate disclosed on Loan Accumulation Facilities (as defined in footnote 11 below) represents the estimated yield to be earned on the investment through estimated redemption. As of January 31, 2026, the Company’s weighted-average effective yield on its total investments, based on current amortized cost, was 12.39% (excludes discount accretion on CLO debt investments). Excluding optionally redeemed CLOs, the weighted average effective yield on total investments, based on current amortized cost, was 12.77%.
(4)    CLO debt securities generally bear interest at a rate determined by reference to three-month Secured Overnight Financing Rate (“SOFR”) which resets quarterly. The rate provided for each CLO debt security is as of period end, if applicable.
(5)    The fair value of all investments was determined in good faith by OFS Capital Management, LLC (the Company’s investment adviser) using significant, unobservable inputs. The fair value of the investments may differ significantly from the values that would have been used had a ready market or observable inputs existed for such investments and may differ materially from the values that may ultimately be received or settled.
(6)    Subordinated notes and income notes are considered CLO equity securities. CLO equity securities are entitled to recurring distributions, which are generally equal to the residual cash flow payments made by underlying securities of the CLO less contractual payments to debt holders and CLO-fund expenses, subject to compliance with coverage tests and other provisions of the respective CLO indenture, as applicable.
(7)    As of January 31, 2026, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security’s anticipated redemption, is less than current amortized cost. Projected distributions are monitored and re-evaluated quarterly. All actual distributions received will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security’s then-current amortized cost.

(8)    Non-income producing. The Company has not recognized income on the security during the prior twelve-month period preceding the period-end date.
(9)    Fair value represents discounted cash flows associated with fee rebates earned from CLO equity-related investments.
(10)    As of January 31, 2026, the investment has been optionally redeemed and is in the process of liquidating. Commencing on the optional redemption date, the Company stops accruing interest income and remaining residual distributions are recognized as a return of capital up to the amount of current amortized cost, and realized gain for any amounts received in excess of current amortized cost, if applicable. CLO equity securities which have been optionally redeemed are realized when the deal has been fully liquidated and discharged.
(11)    “Loan Accumulation Facilities” are financing structures intended to aggregate loans that are expected to form part of the portfolio of a future CLO. Investments in Loan Accumulation Facilities generally earn returns equal to the actual income earned on facility assets less costs and fees incurred on senior financing and manager costs. Income and return of capital distributions from investments in Loan Accumulation Facilities are generally received upon the earlier of the closing of the CLO securitization or liquidation of the underlying portfolio.
(12)    Represents a zero-coupon CLO debt security that does not have a contractual interest rate. The Company earns interest income on the accretion of the discount over the expected life of the security.
(13)    Represents cash equivalents held in a money market fund as of January 31, 2026. The Company also had cash deposits of $20,883 as of January 31, 2026.